Organization Indirect Owners

Organization CRD Number: 2525

Organization SEC Number: 8-17822

Organization Name: DEUTSCHE BANK SECURITIES INC.

Applicant Name: DEUTSCHE BANK SECURITIES INC.

View IA Record

Full Legal Name	Domestic, Foreign, Individual	Entity in Which Interest is Owned	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
DEUTSCHE BANK AG	Foreign Entity	DB USA CORPORATION	SHAREHOLDER	05/1999	75% or more	Y	Y	13-2944988
DB USA CORPORATION	Domestic Entity	DB U.S. FINANCIAL MARKETS HOLDING CORPORATION	SHAREHOLDER	09/2000	75% or more	Y	N	13-4060471